CONFIDENTIAL TREATMENT REQUESTED BY LIONS GATE ENTERTAINMENT CORP. PURSUANT TO 17 C.F.R. SECTION 200.83

March 5, 2014

CONFIDENTIAL TREATMENT REQUESTED BY LIONS GATE ENTERTAINMENT CORP. PURSUANT TO 17 C.F.R. SECTION 200.83

Via EDGAR and Hand Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Ms. Linda Cvrkel
Branch Chief

Re:     Lions Gate Entertainment Corp.
Form 10-K for the fiscal year ended March 31, 2013
Filed May 30, 2013
File No. 001-14880

Ladies and Gentlemen:

We respectfully submit below the responses of Lions Gate Entertainment Corp., a British Columbia, Canada corporation (“Lions Gate,” “Lionsgate,” “the Company,” “we,” “us” or “our”), to the comments of the United States Securities and Exchange Commission (the “Commission”) staff (the “Staff”) regarding our Annual Report on Form 10-K for the fiscal year ended March 31, 2013 (the “2013 10-K”) contained in your letter dated February 20, 2014. For your convenience, we have included your original comments, each immediately followed by Lions Gate’s response.

We respectfully submit that we do not believe that any amendment to our Annual Report on Form 10-K for the fiscal year ended March 31, 2013 is necessary or required in connection with the Staff’s comments. Rather, as discussed more fully below, we hereby undertake to adjust our disclosure in future filings as appropriate.

Annual Report on Form 10-K for the Year Ended March 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Recent Accounting Pronouncements, page 45

Comment 1:    We note from your disclosure on page 45 that as a result of the Company’s adoption of ASU No. 2012-07 on December 15, 2012, write-downs of unamortized film costs on

CONFIDENTIAL TREATMENT REQUESTED BY LIONS GATE ENTERTAINMENT CORP. PURSUANT TO 17 C.F.R. SECTION 200.83

certain unreleased films as of December 31, 2012 and March 31, 2013 were not allowed under this new accounting pronouncement because information leading to a fair value measurement resulting in an impairment of film costs would not have been available to a market participant at the applicable balance sheet dates. We further note the disclosure indicating that under the previous accounting rules, the Company would have recorded write-downs related to these films and under the previous accounting rules the Company’s net income would have been $212.8 million for the year ended March 31, 2013 or approximately $19.3 million lower than the amount reported in your statement of operations for this period. Please explain to us the nature of the information that could not be considered in your impairment analysis for certain unreleased films as of both December 31, 2012 and March 31, 2013 and explain why this information would not have been available to market participants at either of these dates. In a related matter, please also indicate whether this information was considered by the Company in performing its impairment analysis with respect to these unreleased films in each of the quarterly periods subsequent to March 31, 2013 and if so, please indicate the amount of any related impairment charges that were recognized. If this information was not considered in your subsequent impairment reviews, please explain why.

Response:

As discussed in our Risk Factors and Critical Accounting Policies included in our Annual Report on Form 10-K, predicting a film’s performance prior to its release is very difficult. Original estimates of how a film will perform are made at the outset based on the genre and the audiences anticipated to be attracted to a film, the scope and scale of the movie, including the audience appeal of the cast in the film, and the overall release plan (i.e. limited or wide, and other pictures releasing on the same date).

Beyond the above, limited information that is predictive of a film's future performance is available prior to the actual release of a film. Some of the tools that management uses on certain films are National Research Group (NRG) screenings and tracking surveys. The NRG screenings are designed to get audience reactions to a film that may aide in marketing the film or final editing of the picture or, occasionally, reshooting part of the film. The tracking surveys begin approximately three weeks prior to the picture’s release and represent surveys to measure awareness of and interest in the film in various demographics and age/gender groups. However, even these tools may not always predict the film’s future performance and are only used as an overall indicator. It is not unusual to have good tracking results or screening reactions, and yet the film performs below expectations.

ASC 926-20-35 requires consideration of whether a write-down of film cost to fair value has occurred.
35-12 The following are examples of events or changes in circumstances that indicate that an entity shall assess whether the fair value of a film (whether completed or not) is less than its unamortized film costs:
a. An adverse change in the expected performance of a film prior to release
b. Actual costs substantially in excess of budgeted costs
c. Substantial delays in completion or release schedules
d. Changes in release plans, such as a reduction in the initial release pattern
e. Insufficient funding or resources to complete the film and to market it effectively

CONFIDENTIAL TREATMENT REQUESTED BY LIONS GATE ENTERTAINMENT CORP. PURSUANT TO 17 C.F.R. SECTION 200.83

f. Actual performance subsequent to release failing to meet that which had been expected prior to release.

When considering impairment for certain unreleased films as of December 31, 2012 and March 31, 2013, none of the indicators were present at the balance sheet dates. We reviewed the results of test screenings and tracking, if available at period-end, for such films and comparable films, and considered the impact of additional media efforts before the release of the films, noting no unfavorable results and thus concluded that no impairment indicators were present. Following the release of the films, we reviewed their actual performance, which failed to meet our expectations, and recorded minimal write-downs in the quarter of their release. The write-downs were minimal post release of the films because the significant marketing costs of the release had already been incurred.

Note 13. Acquisitions and Divestitures, page F-36
Maple Pictures, page F-38

Comment 2:    We note from the disclosure in the last paragraph on page F-38, that for purposes of determining the gain to be recognized on the disposal of Maple Pictures, a portion of the Motion Pictures goodwill amounting to $6.1 million was allocated to the asset group and included in the carrying value of the assets disposed of for purposes of calculating the gain on sale. Please tell us and explain in the notes to your financial statements how you calculated or determined the amount of Motion Pictures goodwill amounting to $6.1 million that was included in the calculation of the gain recognized on disposal of Maple Pictures.

Response:

The amount of Motion Pictures goodwill allocated to Maple Pictures upon the disposal was based on the relative fair value of Maple Pictures as compared to the relative fair value of the remaining Motion Pictures reporting unit in accordance with ASC 350-20-40-2 and ASC 350-20-40-3. We will revise future filings to indicate that such determination was based on the relative fair value of Maple Pictures as compared to the relative fair value of the remaining Motion Pictures reporting unit.

Note 22. Consolidating Financial Information – Convertible Senior Subordinated Notes, page F-50

Comment 3:    Please revise the notes to your financial statements to disclose that the issuer of various categories of Senior Subordinated Notes that are guaranteed by the Company, LGEI, is 100% owned by the parent company guarantor. Refer to the guidance outlined in Rule 3-10(c ) of Regulation S-X.

Response:

We will revise future filings to disclose that LGEI, the issuer of various categories of Senior Subordinated Notes, is 100% owned by the parent company guarantor pursuant to Rule 3-10(c) of Regulation S-X.

CONFIDENTIAL TREATMENT REQUESTED BY LIONS GATE ENTERTAINMENT CORP. PURSUANT TO 17 C.F.R. SECTION 200.83

Quarterly Report on Form 10-Q for the Quarter ended September 30, 2013

Note 5. Corporate Debt, page 17
Senior Secured Second Priority Notes
10.25% Senior Notes

Comment 4:    We note the disclosure in the first paragraph on page 19 which indicates that in conjunction with the early redemption of the 10.25% Senior Notes, the Company paid $34.3 million, representing the present value of interest through the first call date of November 1, 2013 and the related call premium pursuant to the terms of the indenture governing the 10.25% Senior Notes. We also note that this amount, along with $19.8 million of deferred financing costs and unamortized discount related to the redeemed notes, will be amortized over the life of the New Issuances to the extent deemed to be a modification of terms with creditors participating in both the New Issuances and the 10.25% Senior Notes redemption. With regards to these $54.1 million of costs, please explain in further detail why you believe it is appropriate to account for these costs as deferred costs associated with the modification of your debt instruments rather than as part of the loss on early extinguishment of your debt obligations. Your response should clearly explain the nature and amounts of the debt obligations that were determined to be “modified”, the related lenders associated with each of these modified borrowings, as well as how you determined that a modification rather than an extinguishment had occurred. Your response should also explain how you calculated or determined the related costs to be deferred in connection with the modification.

Response:

The redemption of our 10.25% Senior Notes occurred contemporaneously with the issuance of our new 5.25% Senior Notes and our July 2013 Term Loan as discussed in Note 5 of our Form 10-Q for the quarter ended September 30, 2013. As a result of the redemption of the 10.25% Senior Notes being done contemporaneously with the offering to issue new debt, creditors holding the 10.25% Senior Notes were able to evaluate, as a single economic decision, accepting a modified stream of cash flows going forward by making a decision to purchase the new debt. Accordingly, we considered the accounting requirements of ASC 470-50 Modifications and Extinguishments. Since some of the creditors participated in both the debt being redeemed and the new debt being issued, we applied the guidance in ASC 470-50-40-10 to determine if a portion of the redemption was a modification rather than an extinguishment:
40-10 From the debtor's perspective, an exchange of debt instruments between or a modification of a debt instrument by a debtor and a creditor in a nontroubled debt situation is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. If the terms of a debt instrument are changed or modified and the cash flow effect on a present value basis is less than 10 percent, the debt instruments are not considered to be substantially different…..

Accordingly, we compared the present value of the cash flows on a creditor by creditor basis for significant creditors who participated in both the old debt redeemed and one of or both of the

CONFIDENTIAL TREATMENT REQUESTED BY LIONS GATE ENTERTAINMENT CORP. PURSUANT TO 17 C.F.R. SECTION 200.83

new debt instruments. We followed the guidance in ASC 470-50-40-12 below in performing the calculations:
40-12 The following guidance shall be used to calculate the present value of the cash flows for purposes of applying the 10 percent cash flow test described in paragraph 470-50-40-10 :
a.  The cash flows of the new debt instrument include all cash flows specified by the terms of the new debt instrument plus any amounts paid by the debtor to the creditor less any amounts received by the debtor from the creditor as part of the exchange or modification.
b.  If the original debt instrument or the new debt instrument has a floating interest rate, then the variable rate in effect at the date of the exchange or modification shall be used to calculate the cash flows of the variable-rate instrument.
c.  If either the new debt instrument or the original debt instrument is callable or puttable, then separate cash flow analyses shall be performed assuming exercise and nonexercise of the call or put. The cash flow assumptions that generate the smaller change would be the basis for determining whether the 10 percent threshold is met.
d.  If the debt instruments contain contingent payment terms or unusual interest rate terms, judgment shall be used to determine the appropriate cash flows.
e.  The discount rate to be used to calculate the present value of the cash flows is the effective interest rate, for accounting purposes, of the original debt instrument.
f.  If within a year of the current transaction the debt has been exchanged or modified without being deemed to be substantially different, then the debt terms that existed a year ago shall be used to determine whether the current exchange or modification is substantially different.
g.  The change in the fair value of an embedded conversion option resulting from an exchange of debt instruments or a modification in the terms of an existing debt instrument shall not be included in the 10 percent cash flow test. Rather, a separate test shall be performed by comparing the change in the fair value of the embedded conversion option to the carrying amount of the original debt instrument immediately before the modification, as specified in paragraph 470-50-40-10(a).

Since both the old debt redeemed and the new debt had prepayment call features, for each of the creditors that participated in both, we performed separate cash flow analyses assuming exercise and non-exercise of the call as noted in ASC 470-50-40-12(c) above. We determined whether the 10% threshold was met based on the cash flow analysis that generated the smallest change. Since the smallest change was less than 10% different for each of the creditors analyzed, the amount of the new debt held by each creditor, up to the amount of old debt redeemed for such creditor, was subject to modification accounting. The total new debt amount subject to modification accounting amounted to $166.5 million and represented 38.5% of the old debt redeemed.

CONFIDENTIAL TREATMENT REQUESTED BY LIONS GATE ENTERTAINMENT CORP. PURSUANT TO 17 C.F.R. SECTION 200.83

The following tables sets forth the creditors comprising the amounts requiring modification accounting:

Creditor	Amount (in millions)
***	$ 97.8
***	43.1
***	20.0
***	4.0
***	1.5
***	0.1
Total	$ 166.5

Of the $54.1 million of costs, approximately $20.8 million was accounted for as deferred costs pursuant to ASC 470-50-40-14 and ASC 470-50-40-17, with the remaining amount expensed as a loss on extinguishment. The $20.8 million related to the modification represented an allocation of the total costs based on the portion of the total debt redeemed that was determined to be a modification of debt (i.e. 38.5%) as discussed above. In addition, as required in ASC 470-50-40-18, the new third party costs incurred on the new debt instruments was similarly allocated with 38.5% being considered related to the modification and therefore was expensed, with the remaining amount capitalized as part of the cost of the new issuance.

For clarity, the table below sets forth the applicable costs and accounting treatment:

		100%	38.5%	61.5%
(in millions)		Total	Modified	Extinguished
Early Redemption/Call Premium 10.25% Senior Notes		$34.3	$13.2	$21.1
Unamortized Net Discount/Premium and Deferred Financing Costs of 10.25% Senior Notes		19.8	7.6	12.2
	(1)	$54.1	$20.8	$33.3

		100%	61.5%	38.5%
		Total	New	Modified
Third Party costs incurred to issue the 5.25% Senior Notes and the July 2013 Term Loan	(2)	$6.7	$4.1	$2.6

Total Loss on Extinguishment of 10.25% Senior Notes				$35.9

(1) - Of the $54.1 million of costs, approximately $20.8 million, or 38.5%, representing the amount related to the debt transaction that was determined to be a modification, as discussed above, was accounted for as deferred costs pursuant to ASC 470-50-40-14 and ASC 470-50-40-17, with the remaining amount expensed as a loss on extinguishment.

(2) - As required in ASC 470-50-40-18, third party costs incurred on the new debt instruments were similarly allocated with 38.5% being considered related to the modification and therefore expensed, with the remaining amount capitalized as part of the cost of the new issuance.

***Confidential treatment requested by Lions Gate Entertainment Corp. Omitted information provided under separate cover to the Staff pursuant to Rule 83.

CONFIDENTIAL TREATMENT REQUESTED BY LIONS GATE ENTERTAINMENT CORP. PURSUANT TO 17 C.F.R. SECTION 200.83

*****
The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter has been helpful and responsive to your requests. If you have any questions or comments to these responses, please contact me directly at 310-255-5159.

Sincerely,

/s/ James W. Barge
James W. Barge
Chief Financial Officer

cc:    Wayne Levin, Esq.
Adrian Kuzycz, Esq.